

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2020

Scott Hutton
President and Chief Executive Officer
Biodesix, Inc.
2970 Wilderness Place, Suite 100
Boulder, CO 80301

> **Re: Biodesix, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted August 12, 2020**
> **CIK No. 0001439725**

Dear Mr. Hutton:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Business Overview, page 1

1. With reference to your disclosures on pages 83-85, revise to highlight the impact of the COVID-19 pandemic on your business, including with respect to product mix, costs and revenues.

2. With reference to your disclosure in the third full paragraph on page 134, please revise your Summary discussion of the Biodesix WorkSafe™ testing program to explain briefly what the Emergency Use Authorization allows and the uncertain nature of its duration. Also, revise to clarify when the two products received this authorization and when they were commercialized.

3.   With regard to the July 23 announcement, please revise to clarify the importance of this arrangement so that it is clear why you are highlighting this announcement in your Summary. For instance, indicate whether you have derived material revenues to date from the arrangement and whether it is exclusive in nature. Also file the agreement as a material contract or advise. As applicable, refer to Compliance Disclosure Interpretations, Regulation S-K, Question 146.04 for additional guidance.

4.   Your Summary disclosure suggests that you developed the two COVID-19 tests, that you own the technology, and that you hold the relevant EUAs; however, your disclosures on pages 34-35, 37 indicate that Bio-Rad developed the tests and that they own the technology and hold the relevant EUAs. We further note that your March 20, 2020 and May 19, 2020 press releases indicate that you and Bio-Rad are partners and collaborators with respect to these tests and that your disclosure on page 129 indicates that Bio-Rad is your supplier. Please revise to clarify or advise.

Our Market Opportunity, page 2

5.   With reference to your disclosure on page 86, please revise the Summary to explain that your revenues have historically derived primarily from your diagnostic testing business as opposed to your services business.

We are exposed to significant future payments and other obligations associated with our acquisitions, page 25

6.   Please disclose here and at page 146 to clarify whether you have made any payments in connection with the acquisition agreements you reference.

Some intellectual property that we in-license may have been developed through government funded programs..., page 60

7.   Please revise to identify the commercialized products that are or may be subject to march-in rights.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive..., page 68

8.   We note that your amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for "substantially all" shareholder claims, including "any derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that

there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Use of Proceeds, page 73

9.   Expand your disclosure here and on page 6 to specify how much of the proceeds you intend to allocate to each of the four purposes you list. Also revise your disclosure concerning the second use to indicate, as applicable, whether material proceeds are intended to be allocated towards specific pipeline products or research efforts, such as those described on pages 123-124.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development, page 90

10.   We note the increase in your research and development expenses and that you are currently engaged in clinical studies for certain product candidates and as well as ongoing product innovation. Please expand your disclosure to provide more detail for your research and development expenses for each period presented, including but not limited to by product candidate as well as by the nature of the expenses. To the extent that you do not track expenses by product candidate, please disclose as such.

Bio-Rad SARS-CoV-2 ddPCR Test, page 120

11.   Please revise the disclosure at the top of page 121 to clarify whether the publication reported results from testing of Bio-Rad's SARS-CoV-2 ddPCR or from testing of another ddPCR testing product.

Platelia SARS-CoV-2 Total Ab Test, page 121

12.   Please revise to disclose the p and n values applicable to the test.

Coverage and Reimbursement, page 125

13.   Please revise to discuss coverage and reimbursement as it pertains to the two COVID-19 diagnostic tests.

Clinical Laboratory Operations, page 128

14.   In light of your disclosure on page 85 indicating that your recently introduced COVID-19 tests will comprise a significant portion of your revenue for the remainder of 2020 and the first quarter of 2021, please revise to clarify whether existing workflows are adequate to delivery tests within the same 3-day and 5-day timeframes you disclose in this section.

Intellectual Property, page 129

15.   Please revise to disclose the material terms of your agreements with Bio-Rad concerning

       the two diagnostic tests for COVID-19. Also, file these agreements as exhibits to the registration statement.

16.   Discuss, as applicable, whether you hold patents that cover the COVID-19 diagnostic and antibody tests.

Acquisition of Integrated Diagnostics, page 146

17.   We note your disclosure that you may be required to pay up to $37 million in contingent consideration to Integrated Diagnostics, Inc. and IND Funding, LLC. Please revise to disclose the applicable milestones or advise.

Financial Statements
Note 3 - Business Combination
Integrated Diagnostics, Inc., page F-19

18.   Given the significance of the developed technology acquired, please expand your disclosures herein or elsewhere to identify the nature of the technology and how you determined its fair value. Please also disclose how you assess this technology for impairment.

19.   Please disclose a qualitative description of the factors that make up the goodwill recognized in this transaction in accordance with ASC 805-30-50-1(a).

General

20.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

      You may contact David Burton at (202) 551-3626 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Joe McCann at (202) 551-6262 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences